Exhibit 99.1

ParaZero Secures First DefendAir Order from U.S.-Based Tier-1 Defense Corporation

ParaZero CEO: “This initial order marks an important milestone for ParaZero and a significant step forward in penetrating the world’s largest Counter-UAS market”

Kfar Saba, Israel, June 01, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero” or the “Company”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems industry, today announced that it has received its first order from a U.S.-based Tier-1 defense corporation for its DefendAir Net Pods. This order supports integration into the U.S.-based Tier-1 defense corporation’s advanced autonomous defense applications.

This achievement marks ParaZero’s first order from this major U.S.-based defense corporation and represents an additional step in the Company’s efforts to potentially expand the global adoption of its non-explosive, net-based Counter-UAS interception technologies among leading defense organizations.

DefendAir is ParaZero’s Counter-UAS solution designed to provide a kinetic yet non-explosive interception layer against hostile attack drones. The DefendAir Net Pod is designed for integration into autonomous, unmanned, and other defense platforms, enabling drone interception in operational environments where precision and reduced collateral risk are critical.

“This initial order marks an important milestone for ParaZero and a significant step forward in penetrating the world’s largest Counter-UAS market,”  said Ariel Alon, CEO of ParaZero. “As unmanned threats continue to evolve, we believe ParaZero’s autonomous net-based interception method will play an increasingly important role in layered Counter-UAS defense, particularly in environments where precision and reduced collateral risk are critical.”

ParaZero’s DefendAir product family includes autonomous platform vehicle-mounted and airborne configurations, as well as man-operated portable applications for personal protection. The Company’s patented net-launching technology is designed to provide a practical method for physically intercepting hostile attack drones in various scenarios.

The Company intends to continue supporting integration efforts for DefendAir technologies across multiple defense applications and operational use cases.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. The Company  is using forward-looking statements in this press release when it discusses the Company’s efforts to potentially expand the global adoption of its non-explosive, net-based Counter-UAS interception technologies among leading defense organizations, how this initial order marks an important milestone for ParaZero and a significant step forward in penetrating the world’s largest Counter-UAS market and its belief that its autonomous net-based interception method will play an increasingly important role in layered Counter-UAS defense, particularly in environments where precision and reduced collateral risk are critical. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty

Adi and Michal PR-IR

michal@efraty.com